801 California Street Mountain View, CA 94041	650.988.8500 Fenwick.com

JAMES D. EVANS	March 3, 2021	EMAIL JEVANS@FENWICK.COM DIRECT DIAL +1 (206) 389-4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief

Matthew Crispino, Staff Attorney

Craig Wilson, Senior Advisor

Laura Veator, Staff Accountant

Re:	Compass, Inc.
Registration Statement on Form S-1
File No. 333-253744

Ladies and Gentlemen:

On behalf of Compass, Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on January 11, 2021 (in the form initially filed with the Commission on March 1, 2021, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in response to the Staff’s comment 4 in its letter dated February 26, 2021, requesting an explanation of the differences between the fair values of the Company’s Class A common stock (“Common Stock”) on each grant date, including the difference between the most recent grant date fair value and the midpoint of the Preliminary Price Range (as defined below), for awards granted by the Company in the most recent six months.

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-1

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Preliminary IPO Price Range

We advise the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed offering that will be between $[***] and $[***] per share (the “Preliminary Price Range”), with an estimated midpoint of $[***] per share (the “Midpoint”). The Company plans to effect a [***]-for-[***] forward stock split in connection with its initial public offering (“IPO”) in a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware in [***] (the “Stock Split”). The Company expects to reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes the actual price range; however, the share numbers and stock prices set forth in this letter do not reflect the Stock Split and are all set forth on a pre-split basis.

The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters on the proposed initial public offering (the “Offering”) on February 25, 2021 among the Company’s Board of Directors (the “Board”), senior management of the Company and representatives of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, the lead underwriters of the Offering. Prior to February 25, 2021, the Board and senior management of the Company had not together held formal discussions with the underwriters regarding a price range for the Offering. The Preliminary Price Range does not take into account the current lack of liquidity for the Common Stock and assumes a successful Offering in [***], 2021, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.

The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20%. The Company expects to include the Bona Fide Price Range in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [***], 2021.

Fair Value Determinations

Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each stock option and restricted stock unit (“RSU”) grant based upon several factors, including the Board’s consideration of input from management including independent third-party valuations.

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-2

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

The Company supplementally advises the Staff that, as described on pages 95 and 96 of the Registration Statement, the Board has considered a variety of factors in determining the fair value of the Common Stock for purposes of granting stock options to date. In valuing the Common Stock, the Board first determines the equity value of the Company using valuation methods it deemed appropriate under the circumstances applicable at each valuation date, including combinations of market and income approaches with input from management, as discussed below.

As outlined below, the fair value of the Common Stock increased significantly since the date of its August 2020 Valuation (as defined below). Although the Company obtained multiple independent, third-party valuations in between the August 2020 Valuation (as defined below) and the February 25, 2021 meeting of the Board designating the Midpoint, there was no single event that caused the valuation of the Common Stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, led to changes in the fair value of the underlying Common Stock. Accordingly, the Company reassessed the historical estimated fair value of Common Stock for financial reporting purposes determined that it would apply a linear interpolation for the accounting value per share of Common Stock between the August 2020 Valuation and the Midpoint to determine the fair value of the Common Stock for accounting purposes for the stock options and RSUs granted subsequent to the August 2020 Valuation. Accordingly, please note that although a discussion of the Company’s third-party valuation reports is provided below, the values per share reflected under “Equity Grants” below outline the ultimate accounting values reflected, or to be reflected, in the Company’s audited and first quarter interim financial statements. In considering the change in share price between August 2020 and February 2021, the Company determined that the increase in share price is primarily driven by the probability of an IPO, an increase in the growth of the company’s business due to the surge in demand for residential real estate in the second half of 2020 and favorable equity capital market conditions. Accordingly, the Company determined that the increase in stock price due to the probability of an IPO began in the third quarter of 2020 and this probability has continued to increase through the timing of preliminary pricing in February 2021.

Market Approach – Guideline Publicly Traded Companies

This approach measures the value of an asset or business through an analysis of recent sales or offerings of comparable investments or assets. When applied to the valuation of equity interests, consideration is given to the financial condition and operating performance of the entity being appraised relative to those of publicly traded entities operating in the same or similar lines of business, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. For equity awards granted in the prior six months, the Company used a Guideline Publicly Traded Companies analysis and did not use any other market approach methodologies.

The Guideline Publicly Traded Company analysis relies on an analysis of publicly traded companies similar in industry and/or business model to the Company. This methodology uses these guideline companies to develop relevant market multiples and ratios, using metrics such as revenue, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, net income and/or tangible net book value.

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-3

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

The multiples and values are then applied to the Company’s corresponding financial metrics. Since no two companies are perfectly comparable, premiums or discounts may be applied to the subject company’s metrics if its position in its industry is significantly different from the position of the guidelines companies or if its intangible attributes are significantly different. The Guideline Publicly Traded Company Method was used in all the Company’s valuations in the prior six months, including the November 2020 Valuation (as defined below) and the January 2021 Valuation (as defined below) which used the Guideline Publicly Traded Company Method to determine a high and low range of multiples to determine equity valuation for high and low IPO scenarios. Analysis included search for guideline companies that traded on all major exchanges within the real estate industry to compute various valuation ratios and multiples that were ultimately applied to the Company’s financial data to derive the equity value in different valuation scenarios.

Income Approach

This approach focuses on the income-producing capability of a business. The income approach estimates value based on the expectation of future cash flows that a company will generate, such as cash earnings, cost savings, tax deductions, and proceeds from disposition. These cash flows are discounted to the present using a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. The selected discount rate is generally based on rates of return available from alternative investments of similar type, quality, and risk. The cash flows also include residual (or terminal) value, based on an exit or steady state terminal multiple, which represents the future cash flows of the company beyond the discrete projection period, is then discounted to its present value and added to the initial amount.

This approach was used in the August 2020 Valuation (as defined below), the November 2020 Valuation and the January 2021 Valuation in determining the equity value of the Company as the Company was able to project cash flows, and it represented the amount a prudent investor would pay for the Company’s expected future cash flows based on market rates of return and the Company’s specific risks.

Method of Allocating Company Value to Each Equity Ownership Class

OPM

To determine the value of the Common Stock, the Company used the option pricing method (“OPM”), which uses the preferred stockholders’ liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date. The OPM treats common stock and preferred stock as call options on an enterprise value, with exercise prices based on the liquidation preference of the preferred stock. Therefore, the Common Stock only has value if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event (such as a merger, sale or initial public offering), assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The Common Stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes-Merton option-pricing model to price the call options. The OPM is appropriate to use when the range of possible outcomes is so difficult to predict that forecasts would be highly speculative.

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-4

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

In the OPM framework, the Backsolve method outputs the implied total value of the enterprise based on a company’s capital structure and the rights and preferences of all share classes in the most recent round of financing. This method was used as part of all valuations to allocate the equity value to the Company’s shares as of the valuation date.

This OPM was used in all the Company’s valuations in the prior six months to allocate the equity value to the Company’s shares as of the valuation date. The August 2020 Valuation used only OPM to allocate equity values and the November 2020 Valuation and January 2021 Valuation used OPM as part of a hybrid approach in allocating equity value.

PWERM

The probability weighted expected return method (“PWERM”) involves the estimation of future potential outcomes for an entity, as well as values and probabilities associated with each respective potential outcome. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. The Common Stock value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios. The expected scenarios for the Company include an IPO, merger or sale, dissolution, or continued operation as a private company.

The Company commenced preparation for an IPO in November 2020, including the Company’s selection of lead underwriters and an organizational meeting for the IPO that was held in early December 2020. Accordingly, the Company used a PWERM for the November 2020 and January 2021 valuations.

Discount for Lack of Marketability

After the equity value is determined and allocated to the various classes of stock, a discount for lack of marketability (“DLOM”) is applied to the estimated fair value of the Common Stock. A DLOM is applied based on the theory that as a private company, an owner of the stock has limited opportunities to sell this stock and any such sale would involve significant transaction costs thereby reducing overall fair market value. In determining a DLOM, consideration was given to uncertainties around future exits, the industry in which the Company participates, the time to value realization, and the stage of development of the Company.

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-5

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

Equity Grants

A summary of the Company’s stock option grants and the associated valuations for the preceding six months through the date of this letter are below:

Grant Date	Number of Shares Subject to Stock Options Granted	Exercise Price per Share	Fair Market Value Reflected in Third-Party Valuation Report	Common Stock Fair Value Per Share Used for Financial Reporting Purposes*	Valuation Report Date
September 30, 2020	706,195	$68.75	$68.75	[***]	August 1, 2020
October 27, 2020	146,257	$68.75	$68.75	[***]	August 1, 2020
December 28, 2020	109,827	$89.90	$89.90	[***]	November 23, 2020
February 10, 2021	174,851	$110.36	$110.36	[***]	January 22, 2021
February 19, 2021	17,335	$110.36	$110.36	[***]	January 22, 2021

Total	1,151,145

A summary of the Company’s RSU grants and the associated valuations for the preceding six months through the date of this letter are below:

Grant Date	Number of Shares Subject to RSUs Granted	Fair Market Value Reflected in Third-Party Valuation Report	Common Stock Fair Value Per Share Used for Financial Reporting Purposes*	Valuation Report Date
September 30, 2020	54,873	$68.75	[***]	August 1, 2020
October 7, 2020	12,964	$68.75	[***]	August 1, 2020
October 27, 2020	192,186	$68.75	[***]	August 1, 2020
December 28, 2020	171,545	$89.90	[***]	November 23, 2020
January 25, 2021	861,181	$110.36	[***]	January 22, 2021
February 10, 2021	132,790	$110.36	[***]	January 22, 2021

Total	1,425,539

*	For additional detail on the Company’s interpolated share price for purposes of determining its stock-based compensation expenses, see “Summary of Valuations” below.

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-6

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

Summary of Valuations

August 1, 2020 Valuation Report

The fair value determination for the stock options and RSUs granted on September 30, 2020, October 7, 2020, and October 27, 2020 was based in part upon a valuation provided by an independent third-party valuation firm as of August 1, 2020 (the “August 2020 Valuation”). As discussed above, the Company utilized this valuation as the starting point from which the share price of its Common Stock was interpolated through February 25, 2021.

The valuation was prepared on a minority, non-marketable interest basis using the enterprise value derived from the Guideline Public Traded Company Analysis under the market approach (50% weighting) and income approach (50% weighting) as there were no arms-length transactions that represented fair value within close proximity to the date of the August 2020 Valuation. Below is the summary of the valuation approaches utilized in the August 2020 Valuation (in millions):

Valuation Methods	Low	High	Average	Weight	Weighted Enterprise Value
Income Approach	$3,455.8	$4,587.7	$4,021.7	50%	$2,010.9
Market Approach	4,084.9	4,709.8	4,397.4	50%	2,198.6

Total Enterprise Value					$4,209.5

Income Approach

•

The enterprise value was determined based on the discounted free cash flow projections from 2020 to 2024 and a residual value with a growth rate of 20% for the first five years and a perpetual growth rate of 2.5% afterwards.

•	The discount rate was 15% based on the weighted-average cost of debt and equity capital of the comparable companies and adjusted for the Company’s size and specific risk premiums.

•

A sensitivity analysis was performed to use the higher growth rate of 17.5% and 22.5% and the discount rate of 14% and 16%, resulting in the enterprise value ranging from $3.5 billion to $4.6 billion. The average enterprise value of the lowest and the highest amounts was $4.0 billion.

•	The enterprise value under this approach was weighted 50%.

Guideline Public Traded Company Analysis (Market Approach)

•

The enterprise value was determined based on the revenue multiples of the guideline companies within the real estate industry that were applied to the Company’s revenue for the trailing twelve months ended June 30, 2020 (actual) and for the years ended December 31, 2020 (projected) and 2021 (projected).

•

The revenue multiples ranging from 1.4 to 1.6 were selected for the trailing twelve months ended June 30, 2020 and weighted 50%; the revenue multiples ranging from 1.3 to 1.5 were selected for the year of 2020 and weighted 25%; the revenue multiples ranging from 1.2 to 1.4 were selected for the year of 2021 and weighted 25% to calculate the enterprise value.

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-7

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

•	The enterprise value was calculated ranging from $4.1 billion to $4.7 billion, resulting in the average enterprise value of $4.4 billion.

•	The enterprise value under this approach was weighted 50%.

The equity value was then allocated to Common Stock at a value of $85.94 per share using an OPM. The following assumptions were used in the OPM:

•

Time to liquidity in the next 1.5 years. This estimate reflected management’s latest estimate of the Company’s ability to execute a liquidation event based on the current market conditions and state of the Company.

•

A volatility of 70% based on the performance of publicly-traded comparable companies (and time to an exit event) and adjusted for the Company’s stage of development. The volatility value was based on daily price changes during a lookback period prior to the valuation date similar in duration to the time frame modeled in the OPM for comparable companies. The selected volatility of 70% was higher than the volatility in the Company’s previous valuation reports due to the volatility in the market and among peer companies caused by the COVID-19 pandemic in 2020.

•

A risk-free rate of 0.11% based on the U.S. Treasury yield as of the valuation date for the duration indicated in the time to exit event; the value is interpolated when the time to exit event is between published durations.

DLOM

•

The DLOM was determined to be 20% using several at-the-money put option models (Chaffe and Finnerty) with qualitative adjustments based on empirical data from generally accepted studies on restricted stock.

The DLOM was then applied to the Common Stock value resulting in a fair value of the Common Stock of $68.75 per share as of August 1, 2020.

Although the Company’s business began recovering from the effect of the COVID-19 pandemic in the second half of 2020, there were still significant uncertainties around the performance of the business and the market as of the date of the August 2020 Valuation. The Company terminated 15% of its workforce at the end of March 2020 and reduced salaries for the majority of its remaining salaried employees and reduced hours for its hourly employees during a period ended on July 31, 2020, the date immediately prior to the date of the August 2020 Valuation. As a result, the Company determined that it was appropriate to continue using the OPM as the valuation methodology to estimate the fair value of the Common Stock in the August 2020 Valuation. Additionally, the Company’s management did not ascribe any probability to an IPO within 12 months of the date of the August 2020 Valuation as the Company had just started to recover from the impact of COVID-19 and had not begun any preparations with respect to an IPO.

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-8

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

Options and RSUs Granted from September 30, 2020 to October 27, 2020

Given that the Company began preparations for the IPO in November 2020 and due to a significant recovery in the Company’s business in the second half of 2020 resulting in a significant increase in the valuation of the Common Stock, the Company reassessed the fair value per share for accounting purposes for the stock options and RSUs granted from September 30, 2020 to October 27, 2020 following receipt of the Preliminary Price Range from the lead underwriters on February 25, 2021. The Company used, for accounting purposes, a linear interpolation between August 1, 2020, the date of the August 2020 Valuation, and February 25, 2021, the date that the Preliminary Price Range was formally communicated to senior management and the Board, for the stock options and RSUs granted from September 30, 2020 to October 27, 2020. The Company believed that a linear interpolation was appropriate as no single event caused the valuation of the Common Stock to fluctuate. Instead, a combination of external market factors such as over 10% growth in the S&P in the second half of 2020 and Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position, led to changes in the fair value of the underlying Common Stock.

November 23, 2020 Valuation

The Company had a valuation of its Common Stock performed by an independent third-party valuation firm as of November 23, 2020 (the “November 2020 Valuation”). However, this valuation was not utilized in the interpolation of the share price of the Common Stock for financial reporting purposes.

The valuation was prepared on a minority, non-marketable interest basis using the enterprise value derived from a probability-weighted hybrid method of the income approach and PWERM. Below is the summary of the valuation approaches utilized in the November 2020 Valuation (in millions):

Valuation Methods	Future Value upon IPO	Present Value	Weight	Weighted Enterprise Value
Income Approach	$—	$3,881.2	66%	$2,561.6
Market Approach – Low value IPO	7,399.3	6,714.8	17%	1,141.5
Market Approach – High value IPO	9,140.0	8,294.5	17%	1,310.0

Total Probability-Weighted Enterprise Value				$5,113.1

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-9

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

Income Approach

•

The enterprise value was determined based on the discounted free cash flow projections from 2020 to 2024 and a residual value with a growth rate of 30% for the first five years and a perpetual growth rate of 2.5% afterwards.

•	Discount rate was 14.6% based on the weighted-average cost of debt and equity capital of the comparable companies and adjusted for the Company’s size and specific risk premiums.

•

The enterprise value under this approach was weighted 66%. The weighting increased from the prior valuation due to changes in weighting regarding the market approach, which was updated to include potential IPO scenario and contained various factors which contributed to uncertainty in these scenarios at the time of valuation.

Guideline Public Traded Company Analysis (Market Approach)

•

The enterprise value was determined based on the revenue multiples of the guideline companies that were applied to the Company’s revenue for the years ended December 31, 2020 (actual and projected), and 2021 (projected).

•	The revenue multiples ranging from 1.64 to 2.20 were selected to determine the future equity value of the Company for the low-value IPO scenario.

•	The revenue multiples ranging from 2.05 to 2.75 were selected to determine the future equity value of the Company for the high-value IPO scenario.

•

The enterprise value under this approach for each scenario was weighted 17%. The Company determined that the weighting under this approach for the IPO scenarios was appropriate due to the fact that the Company was in the early stages of its IPO process (i.e., internal preparations had begun, but the Company had not yet selected underwriters for the IPO and had not yet held an organizational meeting) and there was uncertainty in the market from potential new waves of COVID-19 and residual election risk.

The equity value was then allocated to the Common Stock under OPM and PWERM methods are summarized in the following table:

Allocation Methods	Allocated Value per Common Stock	DLOM	Fair Value per Common Stock	Weight	Weighted Fair Value per Common Stock
OPM	$76.06	20%	$60.85	66%	$40.16
PWERM – Low value IPO	151.28	13%	131.62	17%	22.37
PWERM – High value IPO	185.04	13%	160.98	17%	27.37

Total Probability-Weighted Fair Value of Common Stock					$89.90

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-10

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

The following assumptions were used in the OPM:

•

Time to liquidity in the next 1.75 years. This estimate reflects management’s latest estimate of the Company’s ability to execute a liquidation event based on the current market conditions and state of the Company.

•

A volatility of 65% based on the performance of publicly traded comparable companies (and time to an exit event) and adjusted for the Company’s stage of development. The volatility value was based on daily price changes during a lookback period prior to the valuation date similar in duration to the time frame modeled in the OPM for comparable companies. The selected volatility of 65% was slightly lower than the volatility in the August 2020 Valuation as the market was more volatile in the first half of 2020 due to the COVID-19 pandemic.

•	A risk-free rate of 0.1% based on the U.S. Treasury yield as of the valuation date for the duration indicated in the time to exit event.

DLOM

•	The DLOM was determined to be 20% based on both qualitative and quantitative analyses for the estimated term of 1.75 years under the OPM.

•

The DLOM was determined to be 13% based on both qualitative and quantitative analyses for the estimated term of 0.75 years under the IPO scenarios. This decreased from the August 2020 valuation as a result of the Company moving beginning preparation in connection with its IPO process.

The DLOM was applied to the allocated fair value of the Common Stock under OPM and PWERM and then weighted by their respective probability, resulting in the fair value of the Common Stock of $89.90 per share as of November 23, 2020.

December 28, 2020 Option and RSU Grants

Given the Company’s continued preparations for an IPO, including an organizational meeting held in early December 2020, and an anticipated submission of the Registration Statement with the Commission in mid-January 2021, as well as a continued recovery in the Company’s business in the second half of 2020 resulting in a significant increase in the valuation of the Common Stock, the Company reassessed the fair value per share for accounting purposes for the stock options and RSUs granted on December 28, 2020 following receipt of the Preliminary Price Range from the lead underwriters on February 25, 2021. The Company used, for accounting purposes, a linear interpolation between August 1, 2020, the date of the August 2020 Valuation, and February 25, 2021, the date that the Preliminary Price Range was formally communicated to senior management and the Board, for the stock options and RSUs granted on December 28, 2020. The Company believed that a linear interpolation was appropriate as no single event caused the valuation of the Common Stock to fluctuate. Instead, a combination of Company-specific factors, including its continued progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, led to changes in the fair value of the underlying Common Stock.

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-11

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

January 22, 2021 Valuation

The Company had a valuation of its Common Stock performed by an independent third-party valuation firm as of January 22, 2021 (the “January 2021 Valuation”). However, this valuation was not utilized in the interpolation of the share price of the Common Stock for financial reporting purposes.

The valuation was prepared on a minority, non-marketable interest basis using the enterprise value derived from a probability-weighted hybrid method of the income approach and PWERM. Below is the summary of the valuation approaches utilized in the January 2021 Valuation (in millions):

Valuation Methods	Future Value upon IPO	Present Value	Weight	Weighted Enterprise Value
Income Approach	$—	$3,979.3	50%	$1,989.7
Market Approach – Low value IPO	7,738.8	7,185.4	25%	1,796.4
Market Approach – High value IPO	9,548.2	8,865.2	25%	2,216.3

Total Probability-Weighted Enterprise Value				$6,002.4

Income Approach

•

The enterprise value was determined based on the discounted free cash flow projections from 2021 to 2024 and a residual value with a growth rate of 30% for the first four years and a perpetual growth rate of 2.5% afterwards.

•	Discount rate was 14.5% based on the weighted-average cost of debt and equity capital of the comparable companies and adjusted for the Company’s size and specific risk premiums.

•

The enterprise value under this approach was weighted 50% compared to 66% in the prior valuation due to the increased likelihood of an IPO, as the Company continued to move forward with its planned IPO.

Guideline public traded company analysis (Market Approach)

•

The enterprise value was determined based on the revenue multiples of the guideline companies that were applied to the Company’s revenue for the 2020 (actual), the year ended December 31, 2021 (projected) and the year ending December 31, 2022 (projected).

•	The revenue multiples ranging from 1.20 to 2.00 were selected to determine the future equity value of the Company for the low-value IPO scenario.

•	The revenue multiples ranging from 1.50 to 2.50 were selected to determine the future equity value of the Company for the high-value IPO scenario.

•

The enterprise value under this approach for each scenario was weighted 25% compared to 17% in the prior valuation due to the increased likelihood of an IPO. Although the Company had submitted its draft Registration Statement with the Commission prior to the date of the January 2021 Valuation, the Company had determined that a combined probability of 50% was appropriate for the IPO scenarios

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-12

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

as there were still significant uncertainties relating to the IPO process, including comments from the Commission on the Registration Statement and that the Company had only begun work in its audit for the year ended December 31, 2020, as well as general market uncertainties such as the potential impact of new strains of COVID-19 and the residual economic impact of the pandemic.

The equity value was then allocated to Common Stock under OPM and PWERM methods are summarized in the following table:

Allocation Methods	Allocated Value per Common Stock	DLOM	Fair Value per Common Stock	Weight	Weighted Fair Value per Common Stock
OPM	$78.47	20%	$62.77	50%	$62.77
PWERM – Low value IPO	161.54	12%	142.15	25%	142.15
PWERM – High value IPO	197.44	12%	173.75	25%	173.75

Total Probability-Weighted Fair Value of Common Stock					$110.36

The following assumptions were used in the OPM:

•

Time to liquidity in the next 1.75 years. This estimate reflects management’s latest estimate of the Company’s ability to execute a liquidation event based on the current market conditions and state of the Company.

•

A volatility of 65% based on the performance of publicly traded comparable companies (and time to an exit event) and adjusted for the Company’s stage of development. The volatility value was based on daily price changes during a lookback period prior to the valuation date similar in duration to the time frame modeled in the OPM for comparable companies.

•	A risk-free rate of 0.1% based on the U.S. Treasury yield as of the valuation date for the duration indicated in the time to exit event.

DLOM

•	The DLOM was determined to be 20% based on both qualitative and quantitative analyses for the estimated term of 1.75 years under OPM.

•

The DLOM was determined to be 12% based on both qualitative and quantitative analyses for the estimated term of 0.55 years under the IPO scenarios. The DLOM slightly decreased from the November 2020 Valuation in accordance with the lowered estimated term to an IPO as the Company continued to proceed with a planned IPO.

The DLOM was applied to the allocated fair value of the Common Stock under the OPM and PWERM and then weighted by their respective probability, resulting in the fair value of the Common Stock of $110.36 per share as of January 22, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-13

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

January 25, 2021 and February 10, 2021 Option and RSU Grants

Given the Company’s continued progress towards an IPO during February 2021, including filing its initial Registration Statement on January 11, 2021, responding to and addressing comments from the Staff regarding the Registration Statement and submitting an amended version of the Registration Statement to the Commission on February 12, 2021, as well as significant progress made with respect to the Company’s audit for the year ended December 31, 2021, the Company reassessed the fair value per share for accounting purposes for the stock options and RSUs granted on January 25, 2021 and February 10, 2021 following receipt of the Preliminary Price Range from the lead underwriters on February 25, 2021. The Company used, for accounting purposes, a linear interpolation between August 1, 2020, the date of the August 2020 Valuation, and February 25, 2021, the date that the Preliminary Price Range was formally communicated to senior management and the Board, for the stock options and RSUs granted on January 25, 2021 and February 10, 2021. The Company believed that a linear interpolation was appropriate as no single event caused the valuation of the Common Stock to fluctuate and given the proximity of the grants to the receipt of a Preliminary Price Range for the Offering.

Additional Considerations

In addition to the analysis described above, the Company also submits that the Common Stock fair valuation determinations described above are reasonable due to:

(i)

the Preliminary Price Range assuming that the Offering has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Board’s historical fair value determinations;

(ii)

the differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company’s management, which assume a successful Offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the historical valuations considered by the Board;

(iii)

the differences in comparable companies in the software and real estate technology markets discussed between the Company and the underwriters with respect to the underwriters’ view of the initial public offering market and the positioning of the Company for a successful Offering, as compared to the narrower set of comparable companies used by the Board in determining the historical valuations;

(iv)	the expected proceeds of a successful Offering would likely substantially increase the Company’s cash balances;

(v)	the time value of money taking into account the expected timing of the Offering and potential delays in that timing;

(vi)	the recent growth in the equity capital markets and increasing valuations of technology and real estate stocks, in particular;

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-14

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

(vii)	the possibility that the actual offering price could be lower than the Preliminary Price Range; and

(viii)	the lock-up period to which certain of the shares underlying stock options and RSUs will be subject after the Offering.

Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option and RSU grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants, including those grants made since in the prior six months.

The Company advises the Staff that, following this date, the Company intends to use either the Midpoint or, following the date in which it is communicated by the underwriters, the midpoint of the Bona Fide Price Range, to value, for accounting purposes, any additional stock options and RSUs granted until the time that there is a public market for its Common Stock.

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CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-15

Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely yours,

/s/ James D. Evans

James D. Evans

cc:	Robert Reffkin, President and Chief Executive Officer

Kristen Ankerbrandt, Chief Financial Officer

Brad Serwin, General Counsel

Compass, Inc.

Michael Esquivel

Ran Ben-Tzur

Morgan Sawchuk

Michael Shaw

Fenwick & West LLP

Greg Rodgers

Ian Schuman

Benjamin Cohen

Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS, INC.

COMPASS-16